November 23, 2022

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Value Add Growth REIT IV, LLC

Offering Statement on Form 1-A

Filed October 21, 2022

File No. 024-12040

Ladies and Gentlemen:

We acknowledge receipt of the comments in your letter dated November 17, 2022 regarding the Offering Statement of Value Add Growth REIT IV, LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

General

1.	We note your certification under Item 3 of Part I that each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification. However, an affiliate referenced in your Form 1-A, DF Growth REIT II, LLC, is subject to an order by the dated March 16, 2022 temporarily suspending that issuer's Regulation A exemption under Securities Act Rule 258. Please provide an analysis of how you determined you are eligible to rely on Regulation A for this offering, including, in particular, your analysis of whether DF Growth REIT II is a predecessor of yours for purposes of Securities Act Rule 262(a)(7).

The Company believes it is not disqualified under Rule 262. DF Growth REIT II, LLC (“DF Growth II”) is not an “affiliated issuer” of the Company as defined under Rule 261 nor a “predecessor” of the Company as defined under Rule 405.

Rule 261 defines an “affiliated issuer” as “[a]n affiliate of the issuer that is issuing securities in the same offering.” The Company notes that DF Growth II is not proposing to offer securities under the offering statement under consideration and is not issuing securities in the same offering as the Company’s offering. DF Growth II is not therefore an “affiliated issuer.”

Under Rule 405, a predecessor is defined as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” The Company notes that it is a newly created limited liability company that has not acquired nor succeeded to, and will not acquire nor succeed to, the business or any of the assets of DF Growth II. The Company has no assets or rights to assets of DF Growth II, and the Company’s future assets will derive solely from the proposed offering and its own business operations, not those of DF Growth II. The business operations and activities of the Company involve and will only involve its own, separate assets and the Company will not participate in or derive revenue from the business operations of DF Growth II. Just as the Company has not acquired any assets from DF Growth II, it has also not acquired any of the business operations of DF Growth II, including existing contracts or rights and obligations thereunder. The Company also does not intend to co-invest with, buy from or piggyback onto any investments that DF Growth II has made.

The Company’s business model is similar to that of DF Growth II as well as to that of many other non-exchange traded REITs. The Company’s use of a business model similar to the business model used in DF Growth II is not something that the Company “acquired” from DF Growth II, as Rule 405 references.

The respective portfolios of the Company and of DF Growth II will be completely different from each other because each will hold unique real estate assets in different geographic locations and markets in the United States and these assets will be characterized by different building vintages and risk profiles.  The Company will not invest in any of the same properties in which DF Growth II has invested and the Company will not purchase any assets from or piggyback onto any investments that DF Growth II has made.

In addition, the Company expects that given the current and near term interest rate environments, it will utilize significantly less debt in its property acquisitions than utilized by DF Growth II in its property acquisitions. The different debt leverage ratio will further distinguish the risk profile of the Company from the risk profile of DF Growth II.  Although the Company’s investment strategy focuses primarily on multifamily value-add assets, like other REITs sponsored by the Sponsor, the Company may invest in other commercial real estate subsectors including industrial, self-storage and medical offices. Finally, the Company may seek to acquire distressed properties in certain cases. Distressed properties are assets that pose significant risk of loss to its current owner as a result of operating deficits tied to floating interest rates or an inability to refinance debt on the property when that debt matures. As a result, such sellers are typically willing to sell the property at a significant discount, presenting opportunities for significant value add by the Company.  DF Growth II did not focus on acquisition of any distressed assets.

Because the Company has not acquired nor succeeded to and the Company will not acquire nor succeed to the business or any of the assets of DF Growth II, DF Growth II is not a predecessor of the Company.

The Company further notes that none of its directors, executive officers, other officers, general partner or managing member is disqualified under Rule 262. Finally, the Company notes that its Sponsor, DiversyFund, Inc., which owns all of the outstanding voting equity securities of the Company, is not disqualified under Rule 262.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Value Add Growth REIT IV, LLC. If you have additional questions or comments, please contact me at sara@crowdchecklaw.com or Jeanne Campanelli at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Managing Partner

CrowdCheck Law LLP

cc:	Craig Cecilio

Chief Executive Officer
Value Add Growth REIT IV, LLC

Jeanne Campanelli
CrowdCheck Law LLP

3